Letterhead of Wilson Sonsini Goodrich & Rosati

November 5, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	James Lopez, Legal Branch Chief John Reynolds, Assistant Director
Shehzad Niazi

Re:	NightHawk Radiology Holdings, Inc.
Schedule 14A
Filed October 7, 2010
File No. 000-51786

Ladies and Gentlemen:

On behalf of NightHawk Radiology Holdings, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Division of Corporation Finance, set forth in its letter dated November 3, 2010 (the “Comment Letter”), relating to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed on October 7, 2010. For the convenience of the Staff, the text of the numbered comments are set forth below in bold type, followed by the Company’s response. We are filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) on the date hereof. In addition, a marked version of Amendment No. 1 to show changes to the Proxy Statement filed on October 7, 2010 is enclosed herewith.

Preliminary Proxy Statement on Schedule 14A

1.	We note the statement on page 10 that you may solicit proxies in person or by telephone, mail, facsimile, email or otherwise. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on web sites and chat rooms, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The Company confirms its understanding that, in accordance with Rule 14a-6(b) and (c) of the Securities Exchange Act of 1934, as amended, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-mail correspondence and information posted on websites and chat rooms, must be filed under the cover of Schedule 14A.

U.S. Securities and Exchange Commission

November 5, 2010

Background of the Merger, page 17

2.	Please identify the person who initiated your discussions with vRad in May 2009 as discussed in the fourth paragraph of this section. Also, clarify if vRad was one of the “ten potential buyers” identified in 2008. See Item 1005(b) of Regulation M-A.

The Company has revised the disclosure in response to the Staff’s comment to identify the person who initiated discussions between the Company and vRad in May 2009 and to clarify that vRad was not one of the ten potential buyers identified in the Company’s 2008 process.

3.	Similarly, please revise to identify “a representative of Providence.”

The Company has revised the disclosure in response to the Staff’s comment to identify the representative of Providence.

4.	Please revise to clarify if and how a transaction involving vRad, Providence and Nighthawk, as discussed in March 2010 between Messrs. Kill and Engert, differed from the one later proposed by Providence after Messrs. Kill and Engert had “cease[d] further discussions.” For example, it is unclear if a tentative price had been discussed or how the inclusion of Providence affected the ongoing discussions between vRad and Nighthawk. Similarly, revise the last paragraph on page 19 and where appropriate to address whether and how the Nighthawk board considered “the 2008 process in which NightHawk considered a sale” in connection with its review of the proposed transaction.

The Company has revised its disclosure regarding the discussions between Messrs. Kill and Engert from March 2010 to May 14, 2010 to indicate that such conversations were preliminary in nature and that no transaction terms were discussed. The Company respectfully submits that such disclosure, as revised, makes it clear to stockholders that, given the preliminary nature of such discussions (which ceased on May 17, 2010 contemporaneously with the announcement of Providence’s agreement to acquire vRad and were not “ongoing”), they did not affect the subsequent discussions involving Providence which ultimately led to the agreement between the Company and vRad.

U.S. Securities and Exchange Commission

November 5, 2010

The Company has revised its disclosure as requested to clarify whether and how the Company’s board of directors considered the 2008 process in which the Company considered a sale and would draw the Staff’s attention to its revised description of the July 9, 2010 and August 1, 2010 meetings of the board of directors of the Company.

5.	Please revise page 21 to disclose the “the financial metrics reflected by vRad’s offer.”

The Company has revised such disclosure as requested to clarify the methods of financial analysis that were evaluated by the Company’s Board of Directors.

The Company respectfully submits that quantitative disclosure of such analysis in connection with the ongoing negotiations would potentially be misleading to stockholders since vRad’s offers of $7.00 and $6.00 were preliminary and interim in nature, and ultimately agreement was reached at $6.50 per share. The financial analysis at $6.50 per share is described in detail in the section of the Proxy Statement captioned, “The Merger—Opinion of the Financial Advisor to NightHawk.”

6.	We note references on pages 21, 22 and elsewhere to “an initial draft of the merger agreement,” “a revised draft of the merger agreement,” “a revised merger agreement” and “revised drafts of the merger agreement.” Please revise these references and related negotiation disclosure to clarify the terms and material changes to the agreement as the transaction progressed from the initial draft to the final agreement approved by the board.

The Company has revised such disclosure as requested.

Opinion of Financial Advisor to NightHawk, page 26

7.	Please clarify whether the expense reimbursement and indemnification provided to Morgan Stanley and discussed in second full paragraph of page 32 are contingent upon the consummation of the merger.

U.S. Securities and Exchange Commission

November 5, 2010

The Company has revised such disclosure as requested and supplementally advises the Staff that such expense reimbursement and indemnification obligations are not conditioned upon the consummation of the merger.

8.	Please disclose the material relationships between Morgan Stanley and vRad and its affiliates and narrative disclosure regarding material fees paid to Morgan Stanley by vRad. We note the disclosure in the second full paragraph on page B-2 of the fairness opinion.

The Company has revised such disclosure as requested.

9.	Please clarify how Morgan Stanley determined the discount rates used in its present value of future share price analysis described on page 30 and discounted cash flow analysis on page 31.

The Company has revised such disclosure as requested.

10.	Also, please revise to clarify the assumptions underlying the comparable company and other analyses, and explain how the financial advisor arrived at the implied enterprise values. In this regard, it is unclear what you mean by “Implied Financial Statistic” and $17.6 million on page 30.

The Company has revised such disclosure as requested.

11.	It is unclear how the “judgments and assumptions” you list in the first full paragraph on page 31 are relevant to the analysis of selected precedent transactions described starting on page 30. Also, it is unclear what you mean by the statement that mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.” Please revise or advise.

The Company has revised such disclosure as requested.

12.	We note that your statements in the third and fifth sentences of the penultimate paragraph on page 31 appear to suggest that Morgan Stanley’s separate analyses were not attributed any particular weight while also suggesting that Morgan Stanley may have given such analyses more or less weight than other analyses. Please reconcile these statements and also clarify which assumptions were considered “more or less probable than other assumptions” by Morgan Stanley.

U.S. Securities and Exchange Commission

November 5, 2010

The Company has revised the third sentence of such paragraph as requested to clarify that no analysis was considered to the exclusion of any other analyses or factors. In addition, the analyses were reviewed in their totality and not all analyses are considered equal. Judgments are made concerning which analyses are the most reliable. Moreover, the Company respectfully submits that it would not benefit stockholders or be meaningful or material to provide disclosure as to which assumptions, if any, were considered to be more or less probable than others.

Regulatory Approvals, page 41

13.	Please provide the current status of any required regulatory approvals. See Item 14(b)(5) of Schedule 14A.

The Company has revised such disclosure as requested.

The Merger Agreement, page 42

14.	Please revise to delete the statement on page 45 that shareholders “should not rely on the representations and warranties contained in the merger agreement as characterizations of the actual state of facts at the time they were made or otherwise.”

The Company has revised such disclosure as requested.

Conditions to the Merger, page 51

Conditions of vRad and Merger Sub, page 51

15.	We note your disclosure regarding possible adjustments to the merger consideration provided in the first bullet point of this section. We also note the related provisions in Section 2.04 of the merger agreement on page A-5. Please revise to clarify the underlying factors that could lead to an adjustment to the merger consideration. Advise us of the mechanics of such an adjustment in connection with mailing the proxy statement.

U.S. Securities and Exchange Commission

November 5, 2010

The Company has revised the disclosure as requested in the section entitled “The Merger Agreement – Capitalization Adjustment.” The Company also supplementally advises the Staff that it does not anticipate that any such adjustment will be necessary. Nonetheless, in the event that such an adjustment is necessary, the Company will notify the Staff and will deliver supplemental proxy materials to the stockholders of the Company; sufficiently in advance of the stockholder meeting; notifying them of such adjustment and the revised price per share.

Termination Fee and Expenses, page 53

16.	We note your disclosure in the Summary Term Sheet, in the last sentence on page eight, of the apparent offset of the termination fee by the amount of any expense reimbursement. Please also discuss the relationship between expense reimbursement and termination fees in your discussion of termination fees and expenses on page 53.

The Company has revised such disclosure as requested.

Appendix A

17.	Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

The Company supplementally advises the Staff that the omitted schedules contain exceptions and disclosures to (i) the representations and warranties of the Company contained in Section 3 on pages A-6 through A-18 of the merger agreement (included as Appendix A to the Proxy Statement) and (ii) the covenants of the Company regarding conduct of the Company’s business and restricting certain changes or events of the Company contained in Section 5.02 and 5.03 on pages A-22 through A-24 of the merger agreement.

* * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

November 5, 2010

We appreciate the Staff’s comments and request that the Staff contact the undersigned or Michael Nordtvedt both of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (650) 493-9300 with any questions or comments regarding this letter.

Please note that the Company is seeking to close the merger prior to December 31, 2010 in light of contemplated changes to the tax code which may have adverse consequences to many of the Company’s stockholders if the merger is completed in 2011 resulting from increases in capital gains rates. The Company would therefore very much appreciate, and respectfully requests, the cooperation of the Staff in expediting its review of this response such that, assuming satisfactory resolution of the Staff’s comments, the Company would be in a position to file and mail its definitive proxy prior to November 17, 2010.

Thank you very much for your consideration and assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein

Bradley L. Finkelstein

cc:	David M. Engert David M. Sankaran Paul Cartee, Esq.
NightHawk Radiology Holdings Inc.
Patrick J. Schultheis, Esq. Michael Nordtvedt, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation